SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

(212) 735-3000

Fax:  (212) 735-2000

http://www.skadden.com

August 24, 2012

Larry Greene

Division of Investment Management

Securities and Exchange Commission

Washington, D.C.  20549

RE:                              Prospect Capital Corporation

Dear Mr. Greene:

On August 24, 2012, Prospect Capital Corporation (the “Company”) filed a Registration Statement on Form N-2 (File No. 333-183530) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 415(a)(6) of the Securities Act, the Registration Statement, upon effectiveness, is intended to replace the Company’s current shelf registration statement (File No. 333-176637) (the “Current Shelf”).

The Company represents that the Registration Statement is substantially similar to its Pre-Effective Amendment No. 2, filed October 18, 2011, to the Current Shelf and that the only substantive changes made to the disclosure contained in Pre-Effective Amendment No. 2 to the Current Shelf are as follows:

•                  In addition to common stock, preferred stock, debt securities and warrants, the Company included subscription rights and units in the Registration Statement.  Corresponding discussion of the security is included in the sections “Description of Our Subscription Rights” and “Description of Our Units” and relevant Risk Factors were added.

•                  Financial statements and the notes thereto, the MD&A, dividends declared by the Company, selected financial data, the Company’s portfolio companies and industries and other related factual updates were included in the base prospectus (as of the Company’s fiscal year end June 30, 2012) and, where appropriate, in the form of prospectus supplement (as of the Company’s fiscal year end June 30, 2012).

•                  The risk factors portion of the Registration Statement was updated to reflect certain factual updates related to the Company, current regulatory conditions and current market conditions.

•                  Fees paid to the Company’s investment adviser and expense reimbursements paid to its administrator were updated.

•                  The Portfolio Companies chart was revised to show information as of June 30, 2012.

•                  The tax disclosure was revised slightly.

•                  Other minor factual updates.

As such, the Company hereby requests expedited review of its Registration Statement.  If you have any questions, please contact me at (416) 777-4727 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou